ICZOOM GROUP INC.

October 5, 2023

Kate Beukenkamp
Division of Corporation Finance
Office of Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C., 20549

Re:	ICZOOM Group Inc.

Draft Registration Statement on Form F-1

Submitted August 25, 2023

CIK 0001854572

Dear Ms. Beukenkamp:

This letter is in response to the letter dated September 20, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group, Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to the Draft Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Draft Registration Statement on Form F-1 submitted August 25, 2023

General

1.	We note the changes you made to your disclosure appearing on the cover page and in the Prospectus Summary and Risk Factors sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the review of your IPO registration statement on Form F-1 that went effective on March 14, 2023, warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) as defined in Securities Act Rule 405 means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. We do not believe that your revised disclosure referencing the PRC government’s evolution of its regulatory oversight conveys the same risk. Please restore your disclosures in these areas to the disclosures as they existed in the registration statement as of March 14, 2023.

Response: In response to the Staff’s comments, we made revisions to the disclosures throughout the Registration Statement accordingly as applicable.

[Signature Page Follows]

Address: Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

Arila Zhou, Esq.

Robinson & Cole LLP

[signature page to the SEC response letter]

Address: Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen